Exhibit 99.1
FOR IMMEDIATE RELEASE
MTV Networks Asia and GigaMedia to Co-Develop
World’s First SpongeBob SquarePants
Massively Multiplayer Online Game (MMOG)
Deal Marks First MMOG to Feature a Nickelodeon Television Property
SpongeBob SquarePants Creative Team
to Collaborate on Development
Singapore/Hong Kong/Seoul/Tokyo/New York, June 9, 2010 — MTV Networks Asia, a division of Viacom Inc (NYSE: VIA, VIA.B), and leading Asian online games company GigaMedia Limited (NASDAQ: GIGM) today announced plans to co-develop and jointly publish the first Massively Multiplayer Online Game (MMOG) based upon Nickelodeon’s global smash hit, SpongeBob SquarePants. The game will be the first Nickelodeon television property to be developed as an MMOG, and Viacom’s first to be developed outside of the United States. The SpongeBob SquarePants MMOG will launch in 2011 in multiple languages for players in China, Korea, Japan, Taiwan, Southeast Asia and India.
The SpongeBob SquarePants creative team at the Burbank-based Nickelodeon Animation Studios will work closely with GigaMedia to develop the online environment and SpongeBob SquarePants avatars, allowing millions of players throughout Asia to create, customize and personalize the world’s first MMOG version of Bikini Bottom.
“Partnering with GigaMedia on the development of a SpongeBob SquarePants MMOG allows us to bring the residents of Bikini Bottom into a whole new world — one that is tremendously popular in Asia and presents unlimited creative and business opportunities for the franchise,” said Jihee Nam, Vice President of Digital for MTV Networks Asia. “SpongeBob SquarePants is Nickelodeon’s best known property within Asia and we’re extremely proud to oversee the development of the MMOG with local business partners. We look forward to working hand in hand with GigaMedia on bringing SpongeBob, Patrick, Squidward, Gary and Sandy Cheeks to life in an entirely new and incredibly popular online world.”
“We are thrilled to join forces with Nickelodeon and MTV Networks International to bring the joy and delight of SpongeBob SquarePants to online game players around the world,” stated GigaMedia CEO Arthur Wang. “SpongeBob SquarePants is unquestionably one of the world’s most popular animated television series, and we look forward to bringing SpongeBob and his friends to life in the virtual world for millions of online game players.”

GigaMedia’s leadership in Asian online games and Nickelodeon’s position as a global leader in family entertainment enables the strategic partnership to tap into enormous creative and business resources around the world. As the first MMOG to be developed for a Nickelodeon television property and the first Viacom property to be developed outside the United States, the SpongeBob SquarePants MMOG will be designed to appeal across various demographics within Asia, where online casual games are the most popular pastime for tweens, children and adults.
The free-to-play model will offer an online store where users can purchase a range of bespoke items to populate and customize their experience, and will also feature a wide range of video and simple Flash®-based games allowing users of all skill-levels and ages to interact and share their SpongeBob SquarePants experiences online. Further details will be announced closer to the 2011 launch.
About MTV Networks International
MTV Networks International includes the premier multimedia entertainment brands MTV: Music Television, VH1, Nickelodeon, MTVNHD, TMF (The Music Factory), VIVA, Flux, Paramount Comedy, Comedy Central, Game One, Neopets, GameTrailers, Shockwave, Addicting Games, Atom Films and Xfire. MTV Networks’ brands are seen globally in 578 million households, in 162 countries and 33 languages via 168 locally programmed and operated TV channels and more than 400 digital media properties. The company’s diverse holdings also include interests in television syndication, digital media, publishing, home video, radio, recorded music, licensing & merchandising and two feature film divisions, MTV Films and Nickelodeon Movies. MTV Networks is a unit of Viacom Inc. (NYSE: VIA, VIA.B).
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of the world’s largest online MahJong game sites in terms of revenues, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.
MEDIA CONTACT INFORMATION:

MTV Networks Asia	GigaMedia Limited
Omar Gepiga	Brad Miller
Sr Director, Brand Management	Investor Relations Director
T: + 65 6420-7184	T: + 8862 2656-8016
E: omar.gepiga@mtv-asia.com	E: brad.miller@gigamedia.com

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2009.
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